

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-29-07



07050082

March 30, 2007

Richard D. Schepp
Executive Vice President
General Counsel and Secretary
Kohl's Corporation
Corporate Offices
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/30/07

Re: Kohl's Corporation
Incoming letter dated January 29, 2007

Dear Mr. Schepp:

This is in response to your letter dated January 29, 2007 concerning the shareholder proposal submitted to Kohl's by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
APR 2 0 2007
1080

Sincerely,

David Lynn
Chief Counsel

PROCESSED
APR 3 0 2007
THOMSON
FINANCIAL

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

March 30, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kohl's Corporation
Incoming letter dated January 29, 2007

The proposal requests that the board initiate the appropriate process to amend the company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of a majority of votes cast at an annual meeting.

We are unable to concur in your view that Kohl's may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We are unable to concur in your view that Kohl's may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Kohl's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Kohl's did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Rebekah J. Toton
Attorney-Adviser



January 29, 2007

VIA FACSIMILE - (202) 772-9217
& DHL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Kohl's Corporation, a Wisconsin corporation ("Kohl's") hereby gives notice of its intention to omit from its proxy statement for its 2007 annual meeting of shareholders (the "Proxy Statement") a shareholder proposal (the "Shareholder Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent"). Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter, the Proposal (attached as Exhibit A to this letter) and the additional correspondence between Kohl's and the Proponent described below under "Background" (attached as Exhibit B to this letter).

Background

Kohl's is a Wisconsin corporation. Pursuant to Section 180.0728(1) of the Wisconsin Business Corporation Law, directors are elected by a plurality unless another standard is provided in the company's articles of incorporation. Kohl's Board of Directors has determined that establishing a majority vote standard for the election of directors would be in the best interests of Kohl's and its shareholders. On November 8, 2006, Kohl's Board of Directors unanimously adopted resolutions approving amendments to Kohl's Articles of Incorporation allowing the Board to establish a majority vote standard in uncontested elections, declaring the advisability of the amendments and recommending them to Kohl's shareholders.

Accordingly, the Proxy Statement will include a proposal (the "Company Proposal") seeking approval of this amendment. The Proxy Statement will clearly state that if the Company Proposal is approved by Kohl's shareholders, the Board intends to modify its Corporate Governance Guidelines to require a majority vote in uncontested elections of Directors, to be effective beginning with the director elections at the 2008 Annual Meeting of Shareholders.

CORPORATE OFFICES • N56 W17000 RIDGEWOOD DRIVE • MENOMONEE FALLS, WISCONSIN 53051 • (262) 703-7000

On November [24], 2006, Kohl's received the Shareholder Proposal. This proposal requests Kohl's Board of Directors to:

> "initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats."

Request

Kohl's respectfully requests confirmation that the staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action to the Commission if Kohl's omits the Shareholder Proposal from the Proxy Statement, pursuant to Rules 14a-8(i)(9) and 14a-8(i)(10) of the Exchange Act. Kohl's believes that the Shareholder Proposal may be properly omitted because the Shareholder Proposal has been substantially implemented and because it conflicts with the Company Proposal.

I. Preliminary Matter: Waiver of 80-Day Submission Requirement.

As a preliminary matter, Kohl's hereby requests that it be permitted to file, and the Commission accept, this submission less than 80 days prior to the anticipated filing date of the Proxy Statement. Rule 14a-8(j)(1) provides that if a company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission; provided, however, that the Staff may permit the company to make its submission later than 80 days before such filing, upon the demonstration of "good cause".

Kohl's anticipated date for filing the Proxy Statement with the Commission is March 30, 2007. Based on the foregoing, this submission is being made approximately 64 days prior to Kohl's anticipated filing of its definitive proxy statement and form of proxy with the Commission.

Kohl's believes it has "good cause" for making this submission after the deadline for filing because the submission was delayed as a result of negotiations between the Proponent and Kohl's management that was expected to lead to Proponent's withdrawal of the Shareholder Proposal. On December 20, 2006, the undersigned discussed the Shareholder Proposal with Mr. Ed Durkin, the Proponent's named representative. During the course of this conversation, the undersigned specifically explained the actions taken and planned to be taken by the Kohl's Board of Directors to establish a majority vote standard; namely, that the Board of Directors had already approved an amendment to Kohl's articles of incorporation subject to shareholder approval, and at the same time approved modifications to Kohl's Corporate Governance Guidelines adopting the majority vote standard for the uncontested election of directors. Following my conversation with Mr. Durkin, as indicated in the December 20, 2006 email attached hereto in Exhibit B, I was under the firm impression that Proponent would withdraw the Proposal or, at the least, that a response one way or another would be immediately forthcoming. Notwithstanding several calls to Mr. Durkin, no response to the undersigned's December 20 correspondence was received until January 19, 2007. On that date, Mr. Durkin left a voicemail message stating that the Proponent would not withdraw the Proposal. While it is true that Kohl's could have made its submission before receiving the Proponent's long-awaited response, Kohl's did not do so because of the undersigned's strong belief that the withdrawal was little more than a formality.

Based on the facts set forth above, Kohl's requests that the Commission accept this submission and waive the 80-day advance submission requirement of Rule 14a-8(j)(1).

II. The Shareholder Proposal may be omitted under Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. Kohl's has substantially implemented the Shareholder Proposal to the extent legally permitted. Kohl's Board of Directors has already taken the necessary steps to adopt the majority vote standard for uncontested elections as requested in the Shareholder Proposal. On November 8, 2006, Kohl's Board of Directors formally resolved to submit to Kohl's shareholders for approval at the 2007 annual meeting of shareholders an amendment to Kohl's articles of incorporation that would allow the Board to implement a majority vote standard for uncontested election of directors. The Proxy Statement will include Kohl's Board of Directors' recommendation that shareholders approve this amendment. The Proxy Statement will also provide an assurance that upon the amendment of the articles, the Board will modify Kohl's Corporate Governance Guidelines to require a majority vote in uncontested elections of Directors. In other words, if the proposed amendment is approved by the requisite number of shareholders at the 2007 annual meeting, Kohl's will have a majority vote standard in place for the annual election of directors in 2008.

The Shareholder Proposal requesting amendment of Kohl's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders has been substantially implemented, albeit not by the exact mechanisms requested in the Shareholder Proposal, and Kohl's should therefore be permitted to exclude the Shareholder Proposal from the Proxy Statement pursuant to Rule 14a-8(i)(10).

III. The Proposal may be omitted under Rule 14a-8(i)(9) because it directly conflicts with one of Kohl's proposals to be submitted to shareholders at the same meeting.

Rule 14a-8(i)(9) permits the exclusion of a proposal that directly conflicts with one of the company's proposals to be submitted to shareholders at the same meeting. The Proposal directly conflicts with the Company Proposal seeking amendment of the articles of incorporation to be submitted for shareholder approval at the 2007 Annual Meeting. First, the Proposal requests an amendment of Kohl's articles of incorporation that would directly conflict with the amendment of the articles proposed in the Company Proposal. The Company Proposal would effectuate an amendment to the articles of incorporation in a manner that would give the Board of Directors the authority to decide whether to enact (and specifically how to enact) the establishment of a majority vote standard. The Shareholder Proposal contemplates an amendment of the articles of incorporation that would require a majority vote standard, with the Board of Directors having no authority to decide when or how to institute the majority vote standard.

Additionally, the Shareholder Proposal requests prospective action following the 2007 annual meeting, whereas the Company Proposal requests immediate action at the 2007 Annual Meeting. Thus, the Shareholder Proposal and the Company Proposal present conflicting decisions for Kohl's shareholders. The Staff has concurred with the exclusion of a shareholder proposal where submitting it together with a company's proposal for shareholder approval could produce inconsistent and ambiguous results. *See Northern States Power Company* (July 25, 1995) (concurring that Northern may exclude a shareholder proposal requesting that board re-negotiate merger agreement when company would be requesting that shareholders approve merger agreement).

Since the Shareholder Proposal requests: (i) action toward an amendment to Kohl's articles of incorporation to *mandate* a majority vote standard with respect to uncontested elections of directors, directly in conflict with the amendment to Kohl's articles of incorporation that have already been approved by the Kohl's Board of Directors to *allow* the board to implement a majority vote standard for uncontested elections of directors, which will be presented to the shareholders in the Proxy Statement and (ii) that Kohl's board take prospective action following the 2007 annual meeting regarding the amendment of the articles of incorporation whereas the Company Proposal requests that Kohl's shareholders take immediate action at the 2007 Annual Meeting to amend the articles of incorporation, the Shareholder Proposal directly conflicts with the Company Proposal and Kohl's should be permitted to exclude the Shareholder Proposal from the Proxy Statement pursuant to Rule 14a-8(i)(9).

Staff has consistently held that shareholder proposals can be excluded under Rule 14a-8(i)(9) and its predecessor rule where the shareholder proposal and a company sponsored proposal present alternative and conflicting decisions for shareholders and that submitting both proposals for a vote could provide inconsistent and ambiguous results. *Halliburton Company* (March 10, 2006); *Croghan Bancshares, Inc.* (March 13, 2002); *First Niagara Financial Group, Inc.* (March 7, 2002); *Osteotech, Inc.* (April 24, 2000). Staff has interpreted Rule 14a-8(i)(9) as allowing a company to omit a shareholder proposal as long as there is "some basis" for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent or inconclusive mandate from the shareholders. *Halliburton Company* (March 10, 2006); *Gyrodyne Company of America, Inc.* (October 31, 2005); *Mattel, Inc,* (March 4, 1999); and *The Gabelli Equity Trust* (March 15, 1993). An affirmative vote on the Shareholder Proposal and the Company Proposal would certainly lead to an inconsistent or inconclusive mandate.

Kohl's respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted from Kohl's Proxy Statement. By copy of this request letter, Kohl's is advising the Proponent of its intent to exclude the Proposal from the Proxy Statement. If there are any questions relating to this submission, please do not hesitate to contact me at (262) 703-2787. *Please acknowledge receipt of this letter by date stamping the enclosed copy of the first page and returning it in the enclosed self-addressed stamped envelope.*

Thank you for your attention to this matter.

Sincerely,



Richard D. Schepp
Executive Vice President
General Counse/Secretary

cc: Ed Durkin, United Brotherhood of Carpenters Pension Fund

EXHIBIT A
Proposal


CARPENTERS

NOV 2

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 262-703-7274]

November 15, 2006

Richard D. Schepp
Corporate Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Dear Mr. Schepp:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Kohl's Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 5,600 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. A recently completed Majority Vote Work Group Report addressing this issue is available for your consideration at http://www.cii.org/majority/pdf/MajorityVoteWorkGroupReport.pdf. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Kohl's Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, our company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, Motorola, Texas Instruments, Wal-Mart, Safeway, Home Depot, Gannett, Marathon Oil, and Supervalu, have adopted a majority vote standard in company by-laws. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of the submission of this proposal, our Company and its board had not taken either action.

We believe the critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard in Company governance documents. Our Company needs to join the growing list of companies that have taken this action. With a majority vote standard in place, the board can then consider action on developing post election procedures to address the status of directors that fail to win election. A combination of a majority vote standard and a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, while reserving for the board an important post-election role in determining the continued status of an unelected director. We feel that this combination of the majority vote standard with a post-election policy represents a true majority vote standard.

EXHIBIT B
Additional Correspondence



Richard Schepp/Corp/Kohls
12/20/2006 05:19 PM

To EDurkin@Carpenters.org
cc
bcc Larry Montgomery/Corp/Kohls@Kohls; Kevin Mansell/Corp/Kohls@Kohls; Tom Kingsbury/Corp/Kohls@KOHLS; "Peter Sommerhauser" <Pmsommer@GKLAW.COM>; Wes McDonald/Corp/Kohls@Kohls; Brian F Miller/Corp/Kohls@Kohls
Subject Shareholder Proposal - Majority Vote

Ed: Thanks for taking the time to discuss the United Brotherhood of Carpenters and Joiners' shareholder proposal on establishing a majority vote standard for uncontested elections of Kohl's directors. This email is to document our discussion and to clearly spell out Kohl's position on the issues with the goal of having your organization formally withdraw its proposal. Please feel free to respond with any corrections or clarifications.

As we discussed, Kohl's is a Wisconsin corporation. Wisconsin law provides that directors shall be elected by a plurality unless the company's articles of incorporation provide otherwise.

The Kohl's Board of Directors has discussed these issues on several occasions. On November 8, upon the recommendation of its Nominating & Governance Committee, the Board decided to include in its proxy statement for our May 2 annual meeting of shareholders a Company proposal to amend Kohl's Articles of Incorporation to allow the Board of Directors to adopt a majority vote standard for uncontested director elections. The new language will be something like:

> (g) Voting for Directors. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Notwithstanding the foregoing, the Board of Directors may determine for any uncontested election of directors that a director shall be elected to a new term only if the director receives the affirmative vote of a majority of the votes cast. If any incumbent director fails to receive such required vote, he or she shall continue to serve until his or her successor is elected and, if necessary, qualifies or until there is a decrease in the number of directors, subject to such director's earlier death, resignation, disqualification or removal from office.

The proxy statement will clearly state that if the proposed amendment is approved by the requisite number of shareholders, the Board intends to modify its Corporate Governance Guidelines to: (1) require a majority vote in uncontested elections of Directors, and (2) implement a post-election director resignation policy, to be effective beginning with the director elections at the 2008 Annual Meeting of Shareholders.

The director resignation policy will require any director who fails to receive an affirmative vote from a majority of the votes cast at an Annual Meeting to offer to tender his or her resignation to the Board of Directors. The Nominating & Governance Committee will then make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the Governance & Nominating Committee's recommendation within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in the Board's decision. Of course, if a nominee who was serving as a director fails to receive a majority vote and therefore is not elected at the Annual Meeting, that director would continue to serve on the Board as a "holdover director" under Wisconsin law until the resignation is accepted and the Board either reduces the size of the Board or elects a successor.

It is my understanding that upon your review of this correspondence, you will contact me with any questions or clarifications, and if there are no questions you will be sending a withdrawal letter. While I hate to be pessimistic, I would appreciate a prompt response because if we are unable to reach agreement, I will need to get my no-action request letter in to the SEC on or about January 8. That said, I am sure what we are proposing will meet all of your organization's requirements. We have clearly committed to a program that is at least as strong as Intel's, Wal-Mart's Safeway's and the other companies listed in your supporting statement.

Thanks again for your attention to this matter, Ed. I know how busy you are.

Rick

Richard D. Schepp
Executive Vice President, General Counsel/Secretary
Kohl's Department Stores, Inc.
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051
Phone: (262) 703-2787
Cell: (262) 844-0658
Fax: (262) 703-7274
email: richard.schepp@kohls.com



Richard Schepp/Corp/Kohls
01/18/2007 03:45 PM

To EDurkin@Carpenters.org
cc
bcc
Subject Fw: Shareholder Proposal - Majority Vote

Ed: Any update on this? I'm up against the wall from a time standpoint.

Would appreciate a status.

Thanks

Rick

Richard D. Schepp
Executive Vice President, General Counsel/Secretary
Kohl's Department Stores, Inc.
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051
Phone: (262) 703-2787
Cell: (262) 844-0658
Fax: (262) 703-7274
email: richard.schepp@kohls.com

----- Forwarded by Richard Schepp/Corp/Kohls on 01/18/2007 03:44 PM -----



Richard Schepp/Corp/Kohls
12/20/2006 05:19 PM

To EDurkin@Carpenters.org
cc
Subject Shareholder Proposal - Majority Vote

Ed: Thanks for taking the time to discuss the United Brotherhood of Carpenters and Joiners' shareholder proposal on establishing a majority vote standard for uncontested elections of Kohl's directors. This email is to document our discussion and to clearly spell out Kohl's position on the issues with the goal of having your organization formally withdraw its proposal. Please feel free to respond with any corrections or clarifications.

As we discussed, Kohl's is a Wisconsin corporation. Wisconsin law provides that directors shall be elected by a plurality unless the company's articles of incorporation provide otherwise.

The Kohl's Board of Directors has discussed these issues on several occasions. On November 8, upon the recommendation of its Nominating & Governance Committee, the Board decided to include in its proxy statement for our May 2 annual meeting of shareholders a Company proposal to amend Kohl's Articles of Incorporation to allow the Board of Directors to adopt a majority vote standard for uncontested director elections. The new language will be something like:

(g) Voting for Directors. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Notwithstanding the foregoing, the Board of Directors may determine for any uncontested election of directors that a director shall be elected to a new term only if the director receives the affirmative vote of a majority of the votes cast. If any incumbent director fails to receive such required vote, he or she shall continue to serve until his or her successor is elected and, if necessary, qualifies or until there is a decrease in the number of directors, subject to such director's earlier death, resignation, disqualification or removal from office.

The proxy statement will clearly state that if the proposed amendment is approved by the requisite number of shareholders, the Board intends to modify its Corporate Governance Guidelines to: (1) require a majority vote in uncontested elections of Directors, and (2) implement a post-election director resignation policy, to be effective beginning with the director elections at the 2008 Annual Meeting of Shareholders.

The director resignation policy will require any director who fails to receive an affirmative vote from a majority of the votes cast at an Annual Meeting to offer to tender his or her resignation to the Board of Directors. The Nominating & Governance Committee will then make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the Governance & Nominating Committee's recommendation within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in the Board's decision. Of course, if a nominee who was serving as a director fails to receive a majority vote and therefore is not elected at the Annual Meeting, that director would continue to serve on the Board as a "holdover director" under Wisconsin law until the resignation is accepted and the Board either reduces the size of the Board or elects a successor.

It is my understanding that upon your review of this correspondence, you will contact me with any questions or clarifications, and if there are no questions you will be sending a withdrawal letter. While I hate to be pessimistic, I would appreciate a prompt response because if we are unable to reach agreement, I will need to get my no-action request letter in to the SEC on or about January 8. That said, I am sure what we are proposing will meet all of your organization's requirements. We have clearly committed to a program that is at least as strong as Intel's, Wal-Mart's Safeway's and the other companies listed in your supporting statement.

Thanks again for your attention to this matter, Ed. I know how busy you are.

Rick

Richard D. Schepp
Executive Vice President, General Counsel/Secretary
Kohl's Department Stores, Inc.
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051
Phone: (262) 703-2787
Cell: (262) 844-0658
Fax: (262) 703-7274
email: richard.schepp@kohls.com



Richard Schepp/Corp/Kohls
01/22/2007 06:59 AM

To EDurkin@Carpenters.org
cc
bcc
Subject Kohl's Corp

Ed - I received your message and I am absolutely stunned.

Is there a time this morning you can talk?

Rick

Richard D. Schepp
Executive Vice President, General Counsel/Secretary
Kohl's Department Stores, Inc.
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051
Phone: (262) 703-2787
Cell: (262) 844-0658
Fax: (262) 703-7274
email: richard.schepp@kohls.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END